EXHIBIT 99.83

Meta Growth Shareholders Overwhelmingly Approve Transformational Business Combination with High Tide to Create Canada’s Largest Cannabis Retailer

TORONTO, October 28, 2020 Meta Growth Corp. (TSXV: META) (“META” or the “Company”) and High Tide Inc. (CSE: HITI; OTCQB: HITIF; Frankfurt: 2LY) (“High Tide”) are pleased to announce that, at the special meeting of shareholders of META held yesterday (the “Meeting”), the shareholders of META voted in favour of a special resolution to approve the previously announced proposed business combination pursuant to which High Tide will acquire all of the issued and outstanding common shares of META (“META Shares”) by way of a plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”), as further described in the joint news release issued by META and High Tide on August 21, 2020. The Arrangement required approval by 66 ⅔% of the votes cast by META shareholders present in person or represented by proxy at the Meeting.

The Arrangement will create:

-	Canada’s Largest Cannabis Retailer with $148[1] million in Annualized Revenue

-	Annual Cost and Operational Synergies of Approximately $8 million to $9 million

-	A strong Balance Sheet to Support Growth

A total of 102,113,758 META Shares, representing approximately 43.1% of the outstanding META Shares, were represented in person or by proxy at the Meeting. Of the votes cast with respect to the Arrangement, an aggregate of 102,063,111 META Shares were voted in favour of the Arrangement, representing approximately 99.95% of the votes cast on the resolution approving the Arrangement.

It is expected that META will apply for a final order from the Court of Queen’s Bench of Alberta in respect of the Arrangement on October 28, 2020. Completion of the Arrangement remains subject to receipt of required regulatory and court approvals and other customary closing conditions, which are set out in the arrangement agreement between META and High Tide dated August 20, 2020, a copy of which can be found on the SEDAR profiles of META and High Tide at www.sedar.com. Assuming that the conditions to closing of the Arrangement are satisfied or waived, it is anticipated that the Arrangement will be completed on or before the end of November. Further information about the Arrangement is set forth in the materials prepared by META in respect of the Meeting, which were mailed to META shareholders and filed under META’s profile on SEDAR at www.sedar.com.

About META

META is a leader in secure, safe and responsible access to legal recreational cannabis in Canada. Through its Canada-wide network of Meta Cannabis Co.™, Meta Cannabis Supply Co™ and NewLeaf Cannabis™ recreational cannabis retail stores, META enables the public to gain knowledgeable access to Canada’s network of authorized Licensed Producers of cannabis. META is listed on the TSX Venture Exchange (“TSXV”) under the symbol (TSXV: META).

[1]	Annualized based on META and HITI’s most recent publicly reported quarters

About High Tide

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of cannabis lifestyle accessories. Its premier Canadian retail brand Canna Cabana spans 34 locations in Ontario, Alberta and Saskatchewan, with additional locations under development across Canada. High Tide has been serving cannabis consumers for over a decade through its numerous lifestyle accessory enterprises including eCommerce platforms Grasscity.com and CBDcity.com, lifestyle and licensed entertainment brand manufacturer Famous Brandz, and its wholesale distribution divisions RGR Canada Inc. and Valiant Distribution.

High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Forward Looking Statements

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE), accepts responsibility for the adequacy or accuracy of this release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to anticipated revenue, operational and annual cost synergies of approximately $8 million to $9 million, receipt of regulatory and court approvals, the completion of any capital project or expansions, the anticipated timing for closing of the Arrangement and the satisfaction of closing conditions of the Arrangement, including, without limitation, obtaining applicable regulatory approvals and a final order from the Court of Queens Bench of Alberta. In particular, there can be no assurance that the Transaction will be completed. Forward looking statements are based on certain assumptions regarding High Tide and META, including expected growth, results of operations, performance, industry trends and growth opportunities. While High Tide and META consider these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide and META to implement their business strategies; competition; crop failure/conditions; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide and META disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Meta Growth

Mark Goliger, Chief Executive Officer

Meta Growth

Tel: 647-689-6382

corporate@metagrowth.com

High Tide

Jess Moran

Tel: 519-494-5379

IR@hightideinc.com